UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(A) OR SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35124

LONCOR GOLD INC.

(Exact name of Registrant as specified in its charter)

4120 Yonge Street, Suite 304

Toronto, Ontario, M2P 2B8, Canada

(416) 361-2510

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities) ☒	Rule 12h-6(d) (for successor registrants) ☐

Rule 12h-6(c) (for debt securities) ☐	Rule 12h-6(i) (for prior form 15 filers) ☐

Part I

Item 1: Exchange Act Reporting History

A. Loncor Gold Inc. ("Loncor") first became subject to a duty to file reports under section 13(a) or section 15(d) of the Securities Act of 1934 (the "Exchange Act") when it filed a registration statement on Form 40-F with the Securities and Exchange Commission ("SEC" or "Commission") on April 5, 2011, which registration statement was declared effective on April 27, 2011 (Registration No. 001-35124).

B. Loncor has filed with the Commission all reports required under Section 13(a) or 15(d) of the Exchange Act in the 12 months preceding the filing of this Form 15F, including at least one (1) annual report under Section 13(a) of the Exchange Act.

Item 2: Recent United States Market Activity

Loncor has never sold securities in the United States pursuant to a registered offering.

Item 3: Foreign Listing and Primary Trading Market

A. The primary trading market for Loncor's common shares is the Toronto Stock Exchange ("TSX"), located in Canada. The symbol for its common shares on the TSX is "LN". The TSX constitutes the primary trading market for Loncor's common shares. Loncor's common shares are quoted on the OTCQX in the United States under the symbol "LONCF."

B. Loncor's common shares have been listed on the TSX since 2013. Loncor has maintained a listing of its common shares on the TSX for at least the 12 months preceding the filing of this Form 15F.

C. During the recent 12-month period beginning on January 1, 2025 and ending on December 31, 2025, trading on the TSX constituted 55.09% of the worldwide trading volume of on-exchange transactions for Loncor's common shares.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of February 11, 2026, Loncor had one record shareholder on a worldwide basis.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. Loncor published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act, on October 14, 2025.

B. The notice was disseminated in the United States via Newsfile on October 14, 2025. The Company has submitted a copy of this notice under cover of a Form 6-K dated October 14, 2025. In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

Part III

Item 10. Exhibits

Exhibit No.	Description

99.1	Notice by way of press release dated October 14, 2025 pursuant to Rule 12h-6(h) under the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it to reasonably believe that, at the time of filing of the Form 15F:

1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Loncor Gold Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Loncor Gold Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or 15(d) of the Exchange Act, or both.

LONCOR GOLD INC.

By:	/s/ Shing Yip Iu
Shing Yip Iu
President

Dated: February 11, 2026